United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-15683	CUSIP Number 16943T102
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CHINA GREEN MATERIAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable
27F (Changqing Building), 172 Zhongshan Road
Address of Principal Executive Office (Street and Number)
Harbin City, China 150040
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Securities Purchase Agreement dated as of January 11, 2010 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010) contains a covenant by which the Registrant agreed to retain a certain firm of independent registered public accountants for the audit of the Registrants’ financial statements, commencing with the audit of the financial statements as of and for the year ended December 31, 2009. However, because of unanticipated delays in the transactions contemplated by the Securities Purchase Agreement, the Registrant was unable to begin the transition to the new audit firm until January 2010; as a result, it was impracticable for the Registrant to comply on a timely basis with this covenant with respect to the audit for 2009 and instead the Registrant intends to comply with the covenant with respect to the audit for 2010. Because of the uncertainty during January 2010 regarding which firm of independent registered public accountants would audit the Registrant’s financial statements for the year ended December 31, 2009, the Registrant was delayed in delivering to the auditors certain schedules and supporting documentation necessary for the audit for 2009 and, as a result, progress in completing the audit was delayed. As a result, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 by the prescribed filing date. The Registrant intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 no later than April 15, 2010.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jing Zhu	00-86-	451-82695957
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Registrant anticipates that it will report comprehensive income for the fiscal year ended December 31, 2009 of approximately $4.13 million as opposed to comprehensive income for the fiscal year ended December 31, 2008 of approximately $5.89 million, a decrease of approximately $1.76 million or 30%. This approximately $1.76 million decrease in comprehensive income that the Registrant expects to report for 2009 compared to 2008 was the net effect of an increase of approximately $1.53 million in foreign currency translation adjustment expense in 2009 to approximately $20,000 compared to foreign currency translation adjustment income in 2008 of approximately $1.5 million, an increase of approximately $739,000 in income tax expense in 2009 (of which the Registrant recorded zero in 2008), and increases in 2009 of approximately $375,000 in other expenses and approximately $143,000 in operating expenses compared with 2008, all of which were partially offset by an increase in 2009 in gross profit of approximately $1.0 million over the amount of gross profit in 2008. In addition, the Registrant expects to report revenues of approximately $13.4 million for 2009, an increase of approximately $2.4 million or 22% over revenues of approximately $11 million in 2008.

  This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” and similar expressions. These statements reflect the Registrant’s current expectations and are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant does not assume any duty to update these statements should such information change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and the amounts to be reported therein. The Registrant’s actual decisions, performance, and results may differ materially.

China Green Material Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-31-2010	By /s/	Jing Zhu	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).